Ceasing Control of Credit Suisse Commodity Return Strategy Fund I

As of October 31, 2011, NFSC ("Shareholder") owned 162,196,554.37 shares of the Fund, which represented 29.67% of the Fund. As of October 31, 2012, Shareholder owned 106,844,957 shares of the Fund, which represented less than 25% of the outstanding shares. Accordingly, Shareholder has ceased to be a controlling person of the Fund.